UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                                            SEC FILE NUMBER
                                                                 0-16819
                                FORM 12b-25
                                                               CUSIP NUMBER
                                                                 635182 207

                        NOTIFICATION OF LATE FILING


(Check One): [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB
           [ ]Form N-SAR

     For Period Ended:   March 31, 1995

     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

NATIONAL CAPITAL MANAGEMENT CORPORATION
Full Name of Registrant

Former Name if Applicable

50 California Street
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94111
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has a limited number of staff involved in financial management and reporting, combined with the expansion of the operating activities of National Capital Benefits Corporation and the lack of employee continuity in the accounting department at Jensen Corporation has resulted in a significant number of financial transactions and delay in preparing the Quarterly Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Herbert J. Jaffe                 (415)            989-2661
       (Name)                      (Area  Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X]Yes  [ ]No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  NATIONAL CAPITAL MANAGEMENT CORPORATION
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 1995                      By:  /s/ Herbert J. Jaffe
                                             Herbert J. Jaffe, President

                                                          Attachment IV (3)

The Registrant anticipates a decrease in revenues for the three months ended March 31, 1995 from the three months ended March 31, 1994 of approximately $.4 million, primarily resulting from the sale of two real estate properties during 1994 and a decline in Jensen Corporation sales of approximately $.6 million, offset, however, by approximately $.7 million of National Capital Benefits Corporation sales and accrued revenue. The real estate division and the industrial products division anticipates a decline of $.5 million and $.4, respectively, from 1994 to 1995 in total costs and expenses. However, the viatical settlements division expects an increase of approximately $1 million for the same period resulting from its start-up operational period. The Registrant anticipates that its net loss will increase from $442,309 for the three months ended March 31, 1994 to a loss of approximately $939,000 for the three months ended March 31, 1995, resulting from the initial operations of National Capital Benefits Corporation and an operating loss at Jensen Corporation.